News Release
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TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta, April 22, 2013 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, May 1, 2013 at 1:00 p.m. MT (3:00 p.m. ET) to discuss Talisman’s 2013 first quarter results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman expects to release results May 1, before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 12:50 p.m. MT (2:50 p.m. ET), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America)
1-647-427-7450 (Toronto & International)

A replay of the conference call will be available at approximately 4:00 p.m. MT (6:00 p.m. ET) on Wednesday, May 1, 2013 until 9:59 p.m. MT (11:59 p.m. ET) Wednesday, May 8, 2013. If you wish to access this replay, please call:

1-855-859-2056 (North America) passcode 26905650 or
1-416-849-0833 (Toronto & International) passcode 26905650

0BLive Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:

http://event.on24.com/r.htm?e=599141&s=1&k=D9E4104D3480F9802EB77837B31EE58B

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com)

For further information, please contact:

Media and General Inquiries:                                 Shareholder and Investor Inquiries:
Phoebe Buckland                                                     Lyle McLeod, Vice-President
External Communications                                      Investor Relations
Phone:      403-237-1657  Fax: 403-237-1210                     Phone:      403- 767-5732 Fax: 403-237-1902
Email:       tlm@talisman-energy.com                                     Email:       tlm@talisman-energy.com

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